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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


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                        MER Telemangement Solutions Ltd.

6-K Items

     1. Press Release re MTS Reports 9% Revenue Increase for Third Quarter 2004 dated November 10, 2004.


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                                                                          ITEM 1


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Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS Reports 9% Revenue Increase for Third Quarter 2004

Wednesday November 10, 8:30 am ET

Revenues Grow 25% Sequentially

Key Investments in Sales and Marketing Infrastructure Continue

RA'ANANA, Israel, Nov. 10 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of Operations Support Systems (OSS) for comprehensive Telecommunication Management and Customer Care & Billing solutions, today reported its financial results for the third quarter and nine months of 2004.

Revenues for the third quarter increased 9% to $2.5 million compared with $2.3 million for the third quarter of 2003, and grew 25% sequentially over second quarter. Revenues for the nine months of 2004 were $6.8 million compared to $6.7 million for the prior year's period.

Eytan Bar, MTS's President and Chief Executive Officer commented: "We are pleased with the sales momentum in the quarter. We signed new contracts and continue to expand marketing channels with new and existing partners. Our execution of the turnaround strategy and continued investments in sales and marketing infrastructure are beginning to yield results."

The Company recently announced a partnership with NACR, the largest Avaya certified Diamond & Platinum Business Partner and Three-Star Service Provider to resell MTS' Application Suite to NACR's Avaya customers. The agreement will provide a complete telemanagement solution including web-based reporting, billback capacity and customer care. "Our objective is to enhance market penetration by collaborating with leading telecommunications solutions providers," said Mr. Bar.

Net loss for the quarter was $0.7 million or $(0.15) per share, compared with net income of $3,000, or $0.00 per share, for the third quarter of 2003. Net loss for the nine-month period of 2004 was $1.8 million or $(0.40) per share compared to net income of $7,000 or $0.00 per share for the same period in 2003.

The Company's gross profit for the third quarter was flat at $1.8 million compared to the third quarter of 2003. Nine-month gross profit was $5.1 million compared to $5.3 million in the prior year's period.

Third quarter research and development expenses were consistent with the prior year's quarter at $0.4 million. Research and development expenses for the nine months of 2004 were $1.5 million compared to $1.3 million in the 2003 period.

Selling and marketing expenses for the quarter increased to $1.8 million from $0.9 million in the third quarter of 2003. Nine-month selling and marketing expenses were $4.3 million compared to $2.9 million for the nine months of 2003.

"We continue to add staff and infrastructure to our sales and marketing functions as we position ourselves within our key target markets" stated Mr. Bar. "Our goal is to drive sustainable revenue growth in the coming quarters and future."

Operating loss for the quarter totaled $897,000 compared with $5,000 for the third quarter of 2003. Operating loss for the nine-month period totaled $2.1 million compared to $0.2 million for the same period in 2003.

Yossi Brikman, Corporate COO & CFO, noted that the Company capitalized $386,000 in software development costs in accordance with applicable US GAAP guidelines during the quarter. These costs are expected to be amortized over the life of the technology developed, which is currently projected to be a period of three years.

MTS ended the quarter with approximately $8.9 million in cash and cash equivalents, including marketable securities.

The Company purchased 3,800 of its shares on the open market during the quarter as part of its ongoing buyback program. At September 30, 2004, the Company had 4,638,004 shares outstanding.

"We are delivering on our strategic objectives," concluded Mr. Bar. "Sales are ramping up and our infrastructure is developing nicely. We look forward to continuing this trend in the coming quarters and stabilizing future investments in line with growth of the overall business."

The Company will conduct a teleconference to discuss results today, Wednesday, November 10, at 11:00 AM Eastern Time (18:00 Israel Time). To participate please dial 1-800-792-0846 from the US or Canada (toll free), 1-800-945-7877 from Israel (toll free), or 1-706-634-1485 from other locations approximately 5-10 minutes prior to the starting time. A replay of the call will be available from 2:00 PM ET on Wednesday, November 10, 2004, until 11:59 PM ET on Wednesday, November 17. To access the replay please dial 1-800-642- 1687 from the US or Canada (toll free), 1-800-945-8731 from Israel (toll free), or 1-706-645-9291 from other locations and enter conference ID# 1590683.

About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions. MTS' OSS is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated billing, web-based self-provisioning and other revenue-generating applications.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ SmallCap Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.


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    CONSOLIDATED BALANCE SHEETS
    U.S. dollars in thousands

                                                 September 30,    December 31,
                                                2004       2003         2003
                                                   Unaudited
       ASSETS

    CURRENT ASSETS:
     Cash and cash equivalents                 $7,459     $8,328       $8,684
     Marketable securities                      1,443      1,822        1,644
     Trade receivables, net                     1,320      1,102        1,391
     Other accounts receivable and prepaid
      expenses                                    674        377          566
     Inventories                                  189        220          193

    Total current assets                       11,085     11,849       12,478

    LONG-TERM INVESTMENTS:
     Investments in an affiliate                1,926      1,687        1,859
     Long-term loans, net of current
      maturities                                   70        105           95
     Severance pay fund                           548        574          564
     Other investments                            373        369          368

    Total long-term investments                 2,917      2,735        2,886

    PROPERTY AND EQUIPMENT, NET                   539        524          482

    OTHER ASSETS:
     Goodwill                                   2,025      2,025        2,025
     Capitalized software development costs       386         --           --
     Other intangible assets, net                  89        245          206
     Deferred income taxes                        105        169          105

    Total other assets                          2,605      2,439        2,336

    Total assets                              $17,146    $17,547      $18,182




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    CONSOLIDATED BALANCE SHEETS
    U.S. dollars in thousands (except per share data)

                                                 September 30,    December 31,
                                                2004       2003         2003
                                                   Unaudited

      LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
     Current maturities of long-term loans         $2         $8           $8
     Trade payables                               839        278          393
     Accrued expenses and other liabilities     1,478      1,206        1,421
     Deferred revenues                          1,450      1,131        1,219

    Total current liabilities                   3,769      2,623        3,041

    LONG-TERM LIABILITIES:
     Long-term loans, net of current
      maturities                                   --          2           --
     Accrued severance pay                        680        694          677

    Total long-term liabilities                   680        696          677

    SHAREHOLDERS' EQUITY:
     Share capital -
       Ordinary shares of NIS 0.01 par value:
       Authorized:
       12,000,000 shares; Issued: 4,648,804,
       4,565,138 and 4,631,471 shares at
       September 30, 2004 and 2003 and
       December 31, 2003, respectively;
       Outstanding:
       4,638,004, 4,562,038 and 4,624,471
       shares at September 30, 2004 and
       2003 and December 31, 2003,
       respectively                                14         14           14
     Additional paid-in capital                12,654     12,603       12,603
     Treasury shares                              (29)        (7)         (20)
     Accumulated other comprehensive income(loss) 120        (82)          87
     Retained earnings (accumulated deficit)      (62)     1,700        1,780

    Total shareholders' equity                 12,697     14,228       14,464

    Total liabilities and shareholders'
     equity                                   $17,146    $17,547      $18,182




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    CONSOLIDATED STATEMENTS OF OPERATIONS
    U.S. dollars in thousands (except per share data)

                           Nine months ended    Three months ended  Year ended
                             September 30,         September 30,  December 31,
                            2004       2003       2004       2003      2003
                                          Unaudited

    Revenues from products
     and services           $6,836     $6,719     $2,485     $2,286    $9,230
    Cost of revenues from
     products and services   1,721      1,408        674        457     1,849

    Gross profit             5,115      5,311      1,811      1,829     7,381

    Operating expenses:
    Research and
     development, net        1,517      1,261        414        434     1,825
    Selling and marketing    4,284      2,917      1,762        938     3,916
    General and
     administrative          1,419      1,367        532        462     1,830

    Total operating expenses 7,220      5,545      2,708      1,834     7,571

    Operating loss          (2,105)      (234)      (897)        (5)    (190)
    Financial income
     (expenses), net            46         27         27        (11)      124
    Other income
     (expenses), net           (15)         6         15         --         6

    Loss before taxes on
     income                 (2,074)      (201)      (855)       (16)     (60)
    Taxes on income              3         96          1         98       198
                            (2,077)      (297)      (856)      (114)    (258)

    Equity in earnings of
     affiliate                 235        304        140        117       345

    Net income (loss)      $(1,842)       $ 7      $(716)      $  3      $ 87

    Net earnings (loss) per share:

    Basic and diluted net
     earnings (loss) per
    Ordinary share          $(0.40)      $ --     $(0.15)      $ --      $0.02

    Weighted average
     number of Ordinary
     shares used in
     computing basic
     earnings (loss) per
     share               4,629,523  4,610,000  4,638,004  4,577,000  4,617,099

    Weighted average
     number of Ordinary
     shares used in
     computing diluted
     earnings (loss) per
     share               4,629,523  4,610,000  4,638,004  4,577,000  4,628,249








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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                 (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executuve Officer



Date: November 10, 2004